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                             October 2, 2020

       Jason D. Robins
       Chief Executive Officer
       DraftKings Inc.
       222 Berkeley Street, 5th Floor
       Boston, Massachusetts 02116

                                                        Re: DraftKings Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Filed September 25,
2020
                                                            CIK No. 0001772757

       Dear Mr. Robins:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Katherine Bagley at (202) 551-2545 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Trade & Services
       cc:                                              Scott D. Miller